SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase MGW FlashStreamer Selected for Brigham Young University-Idaho Distance Learning Program

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: December 8, 2009

Media Relations Contact:
Talia Rimon, Director of Corporate
Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Optibase MGW FlashStreamer Selected for Brigham Young University-Idaho Distance Learning Program

MGW FlashStreamer to Provide Remote Access to Classes in Real Time, and Deliver Recorded Lectures and Events On-Demand

Mountain View, California, December 8, 2009 – Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced that Brigham Young University-Idaho, a four-year university serving over 12,000 students, has selected the Optibase MGW FlashStreamer encoding and streaming platform to stream live and on-demand content on campus and over the Internet.

The solution will allow students who live far from the campus or who work during course hours to attend classes virtually at their convenience. The university will use the MGW FlashStreamer’s capabilities to make guest lectures, sporting events and cultural activities available to alumni, parents and other members of the university community on the Internet.

The “all-in-one” compact MGW FlashStreamer offers real-time video encoding and streaming over organizational networks and the Internet as well as on-demand streaming of stored content. It provides high quality H.264 video at low bit-rates for efficient use of bandwidth and is fully compatible with the latest versions of Adobe Flash Player, the Internet’s leading browser-based media player.

“Many universities are seeking ways to make their offerings accessible to more students as well as to the community at large,” said Michael Chorpash, Vice President of Sales at Optibase Inc. “Optibase MGW FlashStreamer has made this goal a reality by enabling BYU-Idaho to bring its courses and events to students and alumni everywhere through online delivery.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.